CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated November 1, 2023, and each included in Post-Effective Amendment No. 74 to the Registration Statement (Form N-1A, File No. 002-62436) of Pioneer Bond Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated August 28, 2023, with respect to the financial statements and financial highlights of Pioneer Bond Fund included in the Annual Report to Shareholders (Form N-CSR) for the year ended June 30, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 25, 2023